

June 29, 2018

Jonathan G. Ornstein
Chief Executive Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

> **Re: Mesa Air Group, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 15, 2018**
> **CIK No. 0000810332**

Dear Mr. Ornstein:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1/A Submitted June 15, 2018

Revenue Recognition, page F-12

1. In your response to prior comment 14, you indicate you revised the disclosure on pages 73 and F-13 to clarify the company's method of determining which portion of revenue should be recorded as lease revenue or as non-lease elements. However, we are unable to locate this disclosure. Please advise or revise accordingly.

You may contact Jim Dunn at 202-551-3724 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements

Jonathan G. Ornstein
Mesa Air Group, Inc.
June 29, 2018
Page 2

and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.


Division of Corporation Finance
Office of Transportation and Leisure


cc: Gregory R. Hall